FIRSTSERVICE CORPORATION
1140 BAY STREET, SUITE 4000
TORONTO, ONTARIO
M5S 2B4
CANADA
Tel. 416-960-9500
Fax. 416-960-5333

February 9, 2007

Cicely LaMothe
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Dear Ms. LaMothe:

Re: Your letter dated January 26, 2007 regarding FirstService Corporation
Form 40-F for the year ended March 31, 2006
(File No. 0-24762)

This letter provides responses to the comments in the above-referenced letter. Our responses are keyed to that letter.

Exhibit 3 Management’s Discussion and Analysis of Results of Operations and Financial Condition
Liquidity and Capital Resources - page 6
Contractual Obligations - page 8

1.
Comment: Please confirm to us that you will revise your disclosure to include interest in your table or a discussion in the text. Refer to FR-72, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response: We acknowledge your comment and have referred to FR-72, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations. We confirm that we will include the following discussion of interest in the text of Management Discussion and Analysis of Results of Operations and Financial Condition (“MD&A”) in future filings. The proposed discussion to be included in the text of future filings is: “We are required to make semi-annual payments of interest on our long-term debt at a weighted average interest rate of 6.5%”. We respectfully submit that it is not necessary to revise our Form 40-F for the year ended March 31, 2006 (the “2006 40-F”) for the following reasons: (i) we do not believe a prudent investor’s decision to invest in the Company would have been affected by the omission of this information and (ii) a full discussion of our debt, interest rates and repayment requirements is included in Note 11 to our consolidated financial statements for the year ended March 31, 2006.

Exhibit 2 Audited Annual Financial Statements
Consolidated Statements of Earnings, page 3

2.
Comment: Refer to your products and services segmentation disclosed in Note 15. Please confirm that you will revise your presentation in the statements of earnings to separately present such revenues and related costs. Refer to Rule 5-03 of Regulation S-X and SAB Topic 13B.

Response: We acknowledge your comment and have referred to Rule 5-03 of Regulation S-X and SAB Topic 13B for guidance. We confirm that we will separately present revenues and related costs for products and services on the consolidated statements of earnings in future filings. We respectfully submit that it is not necessary to revise our 2006 40-F for the following reasons: (i) we do not believe a prudent investor’s decision to invest in the Company would have been affected by the omission of this information from the face of the statements of earnings and (ii) this information was included in Note 15 to our consolidated financial statements for the year ended March 31, 2006.

Exhibit 2 Audited Annual Financial Statements
Note 2 - Summary of Significant Accounting Policies, page 7
Goodwill and Intangible Assets, page 8

3.
Comment: We note that customer lists and relationships are amortized using the straight-line method over 1 to 25 years. To the extent the benefits from the acquisition of customer lists and relationships tend to dissipate more rapidly in the earlier years due to attrition, please tell us how you have concluded that the straight-line method of amortization is appropriate. Advise us what consideration was given to using an accelerated method of amortization to allocate the cost of customer lists and relationships to the periods that will benefit from the relationship consistent with Paragraph 12 of SFAS 142.

Response: We acknowledge your comment and wish to advise that we considered the requirements of Paragraph 12 of SFAS 142 in determining the useful lives of our customer lists and relationships. Due to the nature of our customer relationships in our property services businesses, we believe that our client attrition is best approximated by the straight-line method. Please refer to Appendix A for a detailed discussion.

We hope that this response is satisfactory as you work towards the completion of your review. If you require any further information, please contact us.

In connection with this response, we acknowledge (i) that we are responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes in disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and (iii) we may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/s/ John B. Friedrichsen

John B. Friedrichsen
Senior Vice President and Chief Financial Officer
FirstService Corporation

APPENDIX A
Discussion of Customer Lists and Relationships amortization method

Background
We operate in the property services industry, with a focus on labor intensive services with recurring or repeat revenue streams. In particular, as it relates to this discussion regarding customer intangible assets, we are active in Residential Property Management (“RPM”) and Commercial Real Estate Services (“CRES”). RPM involves providing property management, administrative and maintenance services to over 3,000 condominiums and other types of community associations in the United States. CRES involves providing real estate brokerage, appraisal and consulting services to owners and occupiers of commercial properties under the “Colliers International” brand. The geographic scope of our CRES operations includes 20 countries, with significant operations in United States and Canada.

Our customer list and relationship intangibles were acquired in conjunction with business combinations. During the past five years, we acquired $26.4 million of customer relationship intangibles with a weighted average estimated useful life of 10.9 years. The net book value of these intangibles was $21.9 million as of March 31, 2006.

A significant subset of our customer relationships are those with an estimated useful life in excess of 10 years (“Subset A”), of which the value acquired was $6.8 million with a weighted average estimated useful life of 18.4 years. This subset relates to RPM. In the RPM business, Boards of Directors of condominium associations are delegated the authority by condominium unit owners to hire a property manager. Our clients, the community associations, enter into contracts with us that have a high level of continuity due to the integral role we play in providing (i) association governance (including maintenance of corporate records and attendance at Board meetings) (ii) financial management (including bookkeeping, collections, disbursements, budgeting and financial statement preparation), and (iii) generally facilitating the orderly operation of condominium buildings to optimize unit owner satisfaction and property values.

Our evaluations of RPM customer relationships as at the respective dates of acquisition took the above factors into account. In addition, specific analysis was completed with regard to the nature of each client portfolio, the length of client tenure and historical client attrition rates. With regard to these variables, the nature of the client base tends to be homogenous with roughly similar management fees earned from each client within a portfolio, the length of client tenure extends up to 40 years and historical annual attrition rates range from 3% to 8%.

Excluding Subset A discussed above, the remaining customer relationships (“Subset B”) have a weighted average estimated useful life of 6.2 years. These customer relationships relate primarily to the CRES operations. The CRES customer relationships are those with owners and occupiers of commercial real estate. These relationships are non-contractual and are focused on repeat business, given transaction volumes of clients and varying activity levels at different points in the economic cycle.

Our evaluations of the Subset B customer relationships as at the respective dates of acquisition took the above factors into account. In addition, specific analysis was completed with regard to the nature of the client portfolio, the length of client tenure and historical client attrition rates. With regard to these variables, the nature of the client base tends to be highly diverse with clients of various sizes, activity levels and geographic locations, the length of client tenure extends up to 20 years and historical annual attrition rates range from 10% to 20%.

Analysis
Our reviews of customer relationship intangibles at the respective dates of acquisition indicated that annual client attrition rates were generally consistent in pre-acquisition historical periods. As a result, the pattern of use is consistent with the straight-line method. The discounted cash flow valuation model used to derive the estimated fair value of the intangible used a consistent attrition rate assumption for each future period. The attrition rate assumption was applied to the valuation model in a declining balance manner, but since the declining balance method results in an infinite amortization period, an amortization period was estimated not to exceed the inverse of the attrition rate. For example, a 5% attrition rate would lead to an amortization period of not more than 20 years. However, we also assessed the history of the acquired business and the tenure of contracts to determine the reasonableness of a 20 year life. If the tenure of contracts was no more than 15 years, then a 15 year useful life would be estimated. In all cases, the pattern of use was determined to be consistent with straight-line amortization and therefore this method was determined to reasonably reflect the pattern of use.

As an illustration, in February 2003 our RPM operations acquired 70% of the shares of Cooper Square Realty, Inc. (“CSR”) an established property management firm operating in New York. We identified a customer relationship intangible asset with respect to the property management contracts held by CSR with its 120 clients. These contracts, despite having 30 day cancellation clauses, had been serviced by CSR for tenures ranging up to 20 years. Based on a review of historical customer turnover rates in pre-acquisition periods, an average attrition rate of 7.5% was estimated, leading to an assumption of a 15 year useful life. The client tenure indicated that a 15 year useful life was supportable. Based on this data, fair value derived from a discounted cash flow model for this intangible asset was $1.3 million. The attrition rate used in the discounted cash flow model was 7.5%, which was applied in a declining balance manner. As a result, the attrition was 7.5% (100% * (1-7.5%) = 92.5% remaining) in the first year but 6.9% in the second year (92.5% * (1-7.5%) = 85.6% remaining) and so on. Because of the infinite amortization period inherent in the declining balance method, a straight-line amortization period of 15 years was determined to reasonably reflect the pattern of use.

Paragraph 12 of SFAS 142 stipulates the following:

“The method of amortization shall reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up.”

After considering the factors discussed above, we concluded that the pattern of use of our intangible assets reasonably approximates the straight-line method of amortization.

Further, we look to the guidance in Paragraph 13 of SFAS 142 periodically to determine whether a revision to the remaining useful life is required. We assess the attrition rates of those contracts that were acquired (i.e. not contracts entered into post-acquisition) and any changes in attrition rates that impact the useful life and are accounted for prospectively.

We also review our intangible assets for impairment as required under SFAS 144.